
SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C.
186
SECTION



SEC 07002876 SSION

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| SEC FILE NUMBER |
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| 8-52995 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sinopac Financial Services (USA) Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18645 E. GALE AVENUE, SUITE 230
(No. and Street)

| CITY OF INDUSTRY, | CA | 91748 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EUGENE HONG (626)363-6868
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACCELLENCE, LLP
(Name – *if individual, state last, first, middle name*)

| 345 S. FIGUEROA STREET, SUTE 100 | LOS ANGELES, | CA | 90071 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## CONTENTS

Page

### PART 1


Annual Audited Report, Form X-17A-5, Part III 2 - 3

Independent Auditors' Report 4-5

Statement of Net Assets in Liquidation as of December 31, 2006 6

Statement of Changes in Net Assets in Liquidation, for the Period from November 25, 2006 to December 31, 2006 7

Statement of Operations, for the Period from January 1, 2006 to November 24, 2006 8

Statement of Cash Flows, for the Period from January 1, 2006 to November 24, 2006 9

Statement of Changes in Shareholder's Equity, for the Period from January 1, 2006 to November 24, 2006 10

Notes to Financial Statements 11 – 19

Schedule I- Computation of Net Capital Pursuant to Rule 15c3-1 20

Schedule II- Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 21

Schedule III- Computation for Determination of Reserve for Brokers and Dealers Pursuant to Rule 15c3-3 22


### PART 2


Statement of Internal Control 23 - 26

# OATH OR AFFIRMATION

I, EUGENE HONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SINOPAC FINANCIAL SERVICES (USA), LTD., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHAIRMAN

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**State of California County of**
SAN FRANCISCO
**Subscribed and sworn to (or affirmed) Before me on this 20 day of FEB, 2007 by**
EUGENE HONG
**personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

**Signature**

**(Seal)**



ROBERT VAN HOOREBEKE
Commission # 1668389
Notary Public - California
San Francisco County
My Comm. Expires May 20, 2010



In pursuit of excellence in accounting, tax and advisory services

345 South Figueroa Street, Suite 100
Los Angeles, California 90071
Tel: (213) 613-1580
Fax: (213) 613-1579
Member firm of AICPA & CSCPA
www.accellencellp.com

To the Board of Directors
SinoPac Financial Services (USA) Ltd.

We have audited the statement of net assets in liquidation of SinoPac Financial Services (USA), Ltd. (the "Company") as of December 31, 2006, and the related statement of changes in net assets in liquidation for the period from November 25, 2006, to December 31, 2006. In addition, we have audited the statements of income, changes in shareholder's equity and cash flows for the period from January 1, 2006, to November 24, 2006. These financial statements are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and include the supplemental schedules of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Notes 1, 2, and 10 to the financial statements, the directors of the Company approved a plan of liquidation on October 19, 2006, and the company commenced liquidation shortly thereafter. As a result, the company has changed its basis of accounting for periods subsequent to November 24, 2006, from the going concern basis to a liquidation basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets in liquidation of the Company as of December 31, 2006, the changes in its net assets in liquidation for the period form November 25, 2006 to December 31, 2006, and the results of its operations and its cash flows for the period form January 1, 2006, to November 24, 2006, in conformity with accounting principles generally accepted in the United States of America applied on the bases described in the preceding paragraph.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as

a whole.

ACCellence, LLP

**ACCellence, LLP**

Los Angeles, California
January 31, 2007

**SinoPac Financial Services (USA) Ltd.**
**Statement of Net Assets in Liquidation**
**December 31, 2006**

| | Note | | Amount |
|---|---|---|---|
| **Assets** | | | |
| Cash and cash equivalents | 2, 9 | $ | 314,126 |
| Receivable from clearing organization | 2, 3 | | 5,644 |
| Other commissions receivable | 2, 3 | | 15,278 |
| Prepaid expense | | | 32,655 |
| Deposit with clearing organization | 2 | | 100,000 |
| Property, net of accumulated depreciation of $170,730 | 2, 4 | | 93,890 |
| Security deposit | 9 | | 8,083 |
| **Total Assets** | | $ | 569,676 |
| **Liabilities and Net Assets in Liquidation** | | | |
| Liabilities | | | |
| Accrued expense and other current liabilities | | $ | 49,244 |
| Due to affiliate | 9 | | 19,564 |
| **Total Liabilities** | | | 68,808 |
| **Commitment and Contingencies** | 5 | | - |
| **Net Assets in Liquidation** | | $ | 500,868 |

The accompanying notes are an integral part of these financial statements

## NOTE 1. ORGANIZATION

SinoPac Financial Services (USA) Ltd. (the Company), formerly known as FENB Securities, Inc., was established as a wholly-owned subsidiary of Far East National Bank (FENB), a corporation controlled and owned by SinoPac Bancorp (Bancorp). Bancorp is in turn a wholly-owned subsidiary of SinoPac Financial Holdings Co. Ltd. of Taiwan (SinoPac Taiwan). The Company commenced operations on July 1, 2001 after registering with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934. On January 15, 2004, 100% of the common stock of the Company was sold by FENB to Bancorp for $1,250,000. Subsequent to the ownership change, the Company filed a name change in August 2004 to replace the name of FENB Securities, Inc. with SinoPac Financial Services (USA) Ltd. The Company is a California corporation.

As a member of the National Association of Securities Dealers, Inc. (NASD), the Company engages in securities brokerage and sale of securities and insurance products, such as mutual funds and fixed and variable annuities. The Company also sells insurance products not registered with the SEC.

The Company does not carry securities accounts for its customers or perform custodial functions related to customer securities. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

On October 19, 2006 the Company's Board of Directors approved a plan of liquidation and shortly afterwards commenced the process of liquidation. While it has not filed Form BDW with the SEC and the NASD to fully withdraw its securities broker-dealer license, the Company has notified the NASD in writing on October 19, 2006 that it intends to cease all operations and to commence liquidation process starting November 24, 2006. See Note 10 for detailed information on the liquidation process.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements for the period from January 1, 2006 to November 24, 2006 were prepared on the going concern basis of accounting, which contemplates realization of assets and satisfaction of liabilities in the normal course of business. As a result of the Board of Directors' approval of the plan of liquidation, the Company adopted the liquidation basis of accounting for transactions effective November 25, 2006. This liquidation basis of accounting is considered appropriate when, among other things, liquidation of a company is probable or imminent and the net realizable values of assets are reasonably determinable. Under this basis of accounting, assets are valued at their net realizable values and liabilities are stated at their estimated settlement amounts.

The conversion from the gong concern to liquidation basis of accounting requires management to make significant estimates and judgments. In order to record assets at estimated net realizable value and liabilities at their estimated settlement amount under the liquidation basis of accounting, the Company recorded the following adjustments to record its assets and liabilities to fair value as of November 24, 2006, the date of adoption of the liquidation basis of accounting:

| | | Amount |
|---|---|---|
| Adjustment to record computer software at fair value | $ | (161,925) |
| Adjustment for deferred rent | | 30,861 |
| Total Liquidation Basis Adjustment | $ | (131,064) |

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribed by Rule 17a-5 under the Securities and Exchange Act of 1934 for brokers and dealers of securities.

(b) Revenue Recognition

Securities transactions for the accounts of the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Commission revenue and expense related to customers' securities and annuities transactions are recorded on a settlement date basis. Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis.

(c) Cash and Cash Equivalents

Cash consists primarily of cash in interest bearing and non-interest bearing bank accounts and petty cash held on hand.

(d) Commissions Receivable and Payable

Commissions receivable primarily represent commissions due to the Company for the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

(e) Deposit with Clearing Organizations

The Company is required to maintain a reserve balance with its main clearing agent in order to conduct securities transactions. A reserve balance of $100,000 is maintained with this clearing agent at December 31, 2006.

(f) Property, Software, and Other Long-Lived Assets

Property and equipment are carried at cost. Depreciation of furniture and equipment is calculated using the straight-line method over estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of useful lives or the term of the respective leases. Capitalizable software costs are amortized under the straight-line method over three years.

The Company periodically evaluates the recoverability of its long lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "*Accounting for the Impairment or Disposal of Long Lived Assets*," based on the estimated cash flows to be generated by the related assets. In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is necessary. As of December 31, 2006, the entire account balance of computer software has been written off as a result of impairment of carrying book value by liquidation. All other long-lived assets were stated at their net realizable value as of December 31, 2006 because of the adoption of liquidation basis of accounting.

(g) Income Taxes

The Company's taxable revenue and deductions are included in the consolidated federal income tax and the California franchise tax returns filed by Bancorp. The Company is allocated income taxes based on the separate return method. Income taxes are provided for current taxes payable or refundable and temporary differences arising from future tax consequences of events that have been recognized in the Company's balance sheet or pro-forma income tax returns. The effects of income taxes are measured based on enacted tax laws and rates applicable to the Company as a stand alone tax paying entity.

(h) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with one clearing broker-dealer. For the customers' securities and cash held in custody by the clearing broker-dealer, any loss resulted from the failure of performance by the clearing broker-dealer is insured first by the Securities Investor Protection Corporation (SIPC) up to $500,000, then covered fully by the clearing broker-dealer's commercial insurer.

The Company's cash balances are maintained at several FENB bank accounts, which are insured by Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor. As of December 31, 2006, the Company's FDIC uninsured cash balance amounted to $262,222. The Company has not experienced any loss resulting from the insufficient deposit insurance coverage and does not anticipate such loss in the future. FENB is a related party to the Company.

(i) Other Comprehensive Income

The Company adopted provisions under SFAS No. 130 "*Reporting Comprehensive Income*," which is effective for fiscal years beginning after December 15, 1997. This statement prescribes standards for reporting comprehensive income and its components. The company currently has no items of other comprehensive income.

(j) Use of Estimates

The preparation of financial statements under the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

## NOTE 3. COMISSION RECEIVABLE

Commission receivable includes receivable from clearing broker-dealer for securities brokerage activities and from insurance companies for annuities and insurance policies solicitation. As of December 31, 2006, the commissions receivable consist of the following:

| | Amount |
|---|---|
| Commission account with the clearing broker | $ 4,543 |
| 12b-1 account with the clearing broker | 2,358 |
| Principal trading account with the clearing broker | 914 |
| Sundry charge account & error account | (2,171) |
| | $ 5,644 |

| | Amount |
|---|---|
| Commission receivable from insurance companies | $ 15,278 |

## NOTE 4. PROPERTY

Amounts included in the property at December 31, 2006 consist of the following:

| | | Amount |
|---|---|---|
| Computer equipment | $ | 90,332 |
| Furniture and fixture | | 77,298 |
| Office and other equipment | | 70,687 |
| Leasehold improvement | | 26,303 |
| | | 264,620 |
| Less: Accumulated depreciation | | (170,730) |
| | $ | 93,890 |

## NOTE 5. COMMITMENTS AND CONTINGENCIES

On July 29, 2003 the Company entered into an operating lease for its City of Industry, California office facility. In July 2004, the Company expanded its office space by taking up additional vacant square footage from an adjacent suite in the same building and modified the 2003 lease. The new lease (the Master Lease) term commenced on July 20, 2004 and would otherwise expire on June 30, 2009.

On June 28, 2006, the Master Lease is modified and assigned to FENB, an affiliate of the Company. The Company then entered into a sublease agreement (the Sublease Agreement) with FENB for the use of a portion of the original premises. The term of this sublease commenced on July1, 2006 and will expire on April 30, 2009. It is expected that in the case of complete dissolution of the Company prior to the expiration date of the Sublease Agreement, FENB will terminate the sublease and assume the portion of the lease sublet to the Company.

The Company also entered into several operating leases for office equipments with various terms and expiration dates.

As of December 31, 2006, the estimated annual rental commitments for the next three years are as follows:

| Year ended December 31 | | Amount |
|---|---|---|
| Year 2007 | | 32,460 |
| Year 2008 | | 32,460 |
| Year 2009 and thereafter | | 10,820 |
| | $ | 75,740 |

## NOTE 6. INCOME TAXES

As of December 31, 2006, provisions for (benefits of) income taxes consisted of the following:

| | Amount |
|---|---|
| Current | |
| Federal | $ - |
| State | - |
| Subtotal | - |
| Deferred | |
| Federal | - |
| State | - |
| Subtotal | - |
| Total | $ - |

The tax effects of deductible (taxable) temporary differences which give rise to significant portions of deferred tax assets (liabilities) as of December 31, 2006 are as follows:

| | Amount |
|---|---|
| Deferred Tax Assets | |
| Depreciable assets | $ 17,098 |
| Net operating loss carryover | 646,387 |
| Gross deferred tax assets | 663,485 |
| Less: Valuation allowance | (663,485) |
| Total Net Deferred Tax Assets | $ - |

Realization of deferred tax assets is contingent upon future taxable earnings of Bancorp, its parent company and the actual tax filing entity that consolidates the Company's taxable income and losses with those of other members of the group. The Company has established an inter-company tax payable (refundable) account to record its allocated portion of the consolidated group's actual tax liabilities. As of December 31, 2006, there is a zero balance on such inter-company tax payable (refundable) account. The Company has also recorded a valuation allowance against the remaining deferred tax assets because it believes it is more likely than not that future taxable income, when realized during the carryforward period, will not fully utilize the remaining deferred tax assets.

## NOTE 7. EMPLOYEE BENEFIT PLAN

The Company participates with FENB and certain other affiliates in a 401(k) defined contribution plan in which all eligible employees of the Company may elect to enroll at the beginning of each month, provided that they have been employed for at least three months prior to the enrollment date and have reached the age of 21. Employees may contribute up to 15% of their annual salary, with the Company matching up to 3% of the employee's contribution. The Company contributed $13,263 to the plan for the year ended December 31, 2006.

## NOTE 8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of certain minimum net capital. The Company has elected to use the aggregate indebtedness method, permitted by the rule, which requires it to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1 for the first year in operations and 15 to 1 thereafter. At December 31, 2006, the Company was in compliance with all such net capital requirements and had net capital of $306,962, which was in excess of its required net capital of $50,000 by $256,962. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1 at December 31, 2006.

## NOTE 9. RELATED PARTY TRANSACTIONS

(a) Related Parties

| Name of Related Parties | Description |
|---|---|
| SinoPac Bancorp (Bancorp) | A holding company controlling 100% of the outstanding shares of the Company as of December 31,2005 |
| SinoPac Financial Holdings Co. Ltd. (SinoPac Taiwan) | The ultimate holding company of Bancorp |
| SinoPac Capital (BVI) Ltd. (SinoPac BVI) | An affiliate controlled by SinoPac Taiwan |
| Far East National Bank (FENB) | An affiliated federal savings bank controlled by Bancorp |

**SinoPac Financial Services (USA), Ltd.**
**Notes to Financial Statements**
**December 31, 2006**

(b) Related party transactions

(i) Referral fees expense paid for the year ended December 31, 2006

| Related Party | | Amount |
|---|---|---|
| SinoPac BVI | $ | 29,477 |
| FENB | | 20,457 |
| Total | $ | 49,934 |

(ii) Accrued referral fee as of December 31, 2006

| Related Party | | Amount |
|---|---|---|
| SinoPac BVI | $ | 698 |
| FENB | | - |
| Total | $ | 698 |

(iii) Deposit in bank accounts as of December 31, 2006

| Related Party | | Amount |
|---|---|---|
| FENB | $ | 314,126 |

(iv) Due to affiliate as of December 31, 2006

| Related Party | | Amount |
|---|---|---|
| FENB | $ | 19,564 |

(iii) Security deposit for sublease as of December 31, 2006

| Related Party | | Amount |
|---|---|---|
| FENB | $ | 8,083 |

(iii) Rent expense paid for the year ended December 31, 2006

| Related Party | | Amount |
|---|---|---|
| FENB | $ | 16,236 |

**SinoPac Financial Services (USA), Ltd.**
**Notes to Financial Statements**
**December 31, 2006**

## NOTE 10. PLAN OF LIQUIDATION

The Company's Board of Directors approved a plan of liquidation on October 19, 2006 and authorized officers of the Company to commence liquidation on November 24, 2006. Pursuant to the plan, all but one of the securities brokers and other employees associated with the Company were terminated and released by the Company and hired concurrently by FENB, the Company's affiliate, on November 24, 2006. FENB also entered into a full service securities agreement and an insurance networking agreement with a third party securities broker-dealer, which provides FENB with securities brokerage services, including maintaining customer accounts, execution, clearing, and settlement of securities transactions, as well as certain investment advisory services. The Company's activities during the liquidation period after November 24, 2006 are limited to transferring or liquidating existing customer accounts and winding up other aspects of its operations. The Company expects to fully liquidate its remaining assets and liabilities during year 2007.